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[CLINTIALS                PRESS RELEASE        Contact:  Mary A. Chaput
RESEARCH INC.                                            Chief Financial Officer
LOGO]                                                    615-665-9665

                            Exhibit 1                    Kevin McGrath
                                                         Cameron Associates
                                                         212-245-8800



                  CLINTRIALS RESEARCH ANNOUNCES APPOINTMENT OF
           JERRY R. MITCHELL, M.D., PH.D. AS CHIEF EXECUTIVE OFFICER
                       AND WILLIAM U. PARFET AS CONSULTANT


NASHVILLE, TENN . . .January 30, 1998 . . . ClinTrials Research Inc. (NASDAQ:CCRO) today announced that Jerry R. Mitchell, M.D., Ph.D. has been appointed Chief Executive Officer and President and a member of the Board of Directors, effective February 1, 1998. William C. O'Neil, Jr. will remain Chairman of the Board and will work full time in support of business development activities and implementation of strategic initiatives.

"We are clearly delighted that Dr. Mitchell is joining the ClinTrials Research team to take the Company to a new level of growth and capability. Dr. Mitchell's distinguished career in pharmacology and medicine, combined with his corporate experience as President of Upjohn Laboratories and Vice Chairman of the Board of Upjohn, make him an important strategic asset for ClinTrials Research," commented William C. O'Neil, Jr., Chairman.

Dr. Mitchell, age 56, received both his M.D. and Ph.D. degrees from Vanderbilt University. After serving at the National Heart, Lung, and Blood Institute of the National Institutes of Health, he became Director of the Center for Experimental Therapeutics and Professor of Medicine and Pharmacology at the Baylor College of Medicine. Subsequently, he was appointed Corporate Vice President for Research & Development for Upjohn Laboratories. In 1990, he became President of Upjohn Laboratories and in 1993 was appointed Vice Chairman of the Board. Dr. Mitchell left Upjohn in November 1995 to co-found with William U. Parfet, MPI Research, ("MPI"), a drug safety and pharmaceutical development company. Dr. Mitchell has also served on a number of national science committees for the National Academy of Sciences, the Food and Drug Administration, and the Association of Professors of Medicine-Industry Roundtable. Dr. Mitchell is the author of some 200 research publications in the areas of pharmacology, toxicology and therapeutics.

ClinTrials Research also announced the retention of William U. Parfet, age 51, as a consultant to the Company. Currently, Chairman of the Financial Executives Institute, Mr. Parfet received his BA degree with honors from Lake Forest College and his MBA from the University of Michigan. A member of the Board of Directors of Pharmacia and Upjohn since October 1985, Mr. Parfet served as Executive Vice President, President and Vice Chairman of the Board of The Upjohn Company. From 1993 to 1996 Mr. Parfet served as President and Chief Executive Officer of Richard Allan Medical, a Michigan worldwide manufacturer of surgical products. Mr. Parfet currently serves as Co-Chairman of MPI Research, Mattawan, Michigan, a drug safety and pharmaceutical development company. He also serves as a Director of the Stryker Corporation, CMS Energy, Sybron International and is a Commissioner of the Michigan Department of Natural Resources.




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ClinTrials Research will pay $1.5 million in cash to Dr. Mitchell and Mr.
Parfet, the owners of MPI, for the option to purchase MPI at fair market value within the next 26 months.

ClinTrials Research Inc. is a global contract research services organization headquartered in Nashville, Tennessee, with offices in Research Triangle Park, North Carolina; Lexington, Kentucky; Chicago, Illinois; Maidenhead, U.K.; Glasgow, Scotland; Brussels, Belgium; Paris, France; Melbourne, Australia; Jerusalem, Israel; Santiago, Chile; Milan, Italy; Tokyo, Japan and Montreal, Canada. With approximately 1500 employees, ClinTrials Research provides comprehensive regulatory as well as preclinical and clinical research services, including data management, biostatistics and medical monitoring to pharmaceutical, biotechnology and medical device clients.


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